                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             0-24512
                            Washington, D.C. 20549                   -------
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended: April 30, 1999
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                          E-NET FINANCIAL CORPORATION
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Full Name of Registrant

                               E-Net Corporation
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Former Name if Applicable

                     2102 Business Center Drive, Suite 115E
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Address of Principal Executive Office (STREET AND NUMBER)

                            Irvine, California 92612
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [X]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

The Company's Form 10-KSB has not been filed with the Commission within the prescribed time period (by April 30, 1999) for the following reasons which were outside the Company's control and which could not have been avoided without unreasonable effort or expense.

On February 15, 1999 the Company acquired two new subsidiaries, E-Net Mortgage Corporation, a Nevada corporation and City Pacific International, U.S.A., Inc., a Nevada corporation. At that time the prior management of the Company resigned and new management was appointed. Obtaining the necessary information from these entities which the Company needs in order to complete its financial statements for its annual report on Form 10-KSB has been delayed due to several factors, including changes in legal and accounting personnel.

On or about April 30, 1998, Gary A. Case, the Registrant's independent accountant for the Registrant's most recent fiscal year, resigned. The Registrant's financial statement for the prior fiscal year ended April 30, 1998, prepared by R.E. Bassie & Co., contained no adverse opinion or disclaimer of opinion, or was qualified as to uncertainty, audit scope, or accounting principles.

On or about July 23, 1999, the Registrant engaged the accounting firm of Cacciamatta Accountancy Corporation as the independent public accountants to audit the Registrant's fiscal year ended April 30, 1999. This change in independent accountants was approved by the Board of Directors of the Registrant.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Jean Oliver                (949)                253-4633
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         [ ] Yes  [X] No

         Reports that still need to be filed are (a) two (2) Form 8-Ks reporting
         (i) resignation of independent accountants in April 30, 1998; and (ii) change in control of Registration and acquisition of assets, occurring in February 1999; and (b) three (3) Form 10Q-SB for the periods ended July 30, 1998, October 31, 1998 and January 31, 1999.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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                          E-NET FINANCIAL CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: July 27, 1999                   By: /s/ Michael P. Roth
     -----------------------------       ---------------------------------------
                                              Michael P. Roth
                                              President


Date: July 27, 1999                   By: /s/ Jean Oliver
     -----------------------------       ---------------------------------------
                                              Jean Oliver
                                              Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).